SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 4, 2020

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the First Quarter Ended June 30, 2020 And Outlook for the Fiscal Year Ending March 31, 2021

Quarterly Financial Statements
for the First Quarter Ended June 30, 2020
And
Outlook for the Fiscal Year Ending March 31, 2021

August 4, 2020
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended June 30)	F-2
Consolidated Statements of Comprehensive Income (Three months ended June 30)	F-2
Consolidated Statements of Cash Flows (Three months ended June 30)	F-3
Notes to Consolidated Financial Statements	F-4
- Business Segment Information	F-4
- Going Concern Assumption	F-9
- Significant Changes in Shareholders’ Equity	F-9
- Accounting Policies and Other Information	F-9

Current View Regarding the Impact on the Business from the Spread of the Coronavirus Disease 2019 (“COVID-19”)	1

Outlook for the Fiscal Year Ending March 31, 2021	3

Outlook for the Fiscal Year Ending March 31, 2021	3

Cautionary Statement	7

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	June 30	Change from
ASSETS	2020	2020	March 31, 2020
Current assets:
Cash and cash equivalents	¥1,512,357	¥1,448,614		¥-63,743
Marketable securities	1,847,772	2,105,977		+258,205
Notes and accounts receivable, trade and contract assets	1,028,793	1,005,429		-23,364
Allowance for credit losses	(25,873)	(26,060)		-187
Inventories	589,969	588,797		-1,172
Other receivables	188,106	179,568		-8,538
Prepaid expenses and other current assets	594,021	608,271		+14,250
Total current assets	5,735,145	5,910,596		+175,451

Film costs	427,336	417,646		-9,690

Investments and advances:
Affiliated companies	207,922	210,800		+2,878
Securities investments and other	12,526,210	12,937,934		+411,724
Allowance for credit losses	–	(7,677)		-7,677
	12,734,132	13,141,057		+406,925

Property, plant and equipment:
Land	81,482	79,860		-1,622
Buildings	659,556	658,911		-645
Machinery and equipment	1,725,720	1,792,832		+67,112
Construction in progress	76,391	71,599		-4,792
	2,543,149	2,603,202		+60,053
Less-Accumulated depreciation	1,634,505	1,677,282		+42,777
	908,644	925,920		+17,276

Other assets:
Operating lease right-of-use assets	359,510	351,828		-7,682
Finance lease right-of-use assets	33,100	31,778		-1,322
Intangibles, net	906,310	902,575		-3,735
Goodwill	783,888	783,453		-435
Deferred insurance acquisition costs	600,901	617,899		+16,998
Deferred income taxes	210,372	202,880		-7,492
Other	340,005	340,724		+719
	3,234,086	3,231,137		-2,949
Total assets	¥23,039,343	¥23,626,356	¥	+587,013

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥810,176	¥977,414	¥	+167,238
Current portion of long-term debt	29,807	28,516		-1,291
Current portion of long-term operating lease liabilities	68,942	72,275		+3,333
Notes and accounts payable, trade	380,810	391,223		+10,413
Accounts payable, other and accrued expenses	1,630,197	1,461,252		-168,945
Accrued income and other taxes	145,996	148,208		+2,212
Deposits from customers in the banking business	2,440,783	2,558,346		+117,563
Other	733,732	692,863		-40,869
Total current liabilities	6,240,443	6,330,097		+89,654

Long-term debt	634,966	654,145		+19,179
Long-term operating lease liabilities	314,836	304,647		-10,189
Accrued pension and severance costs	324,655	320,439		-4,216
Deferred income taxes	549,538	556,206		+6,668
Future insurance policy benefits and other	6,246,047	6,331,757		+85,710
Policyholders’ account in the life insurance business	3,642,271	3,843,393		+201,122
Other	289,285	283,852		-5,433
Total liabilities	18,242,041	18,624,536		+382,495

Redeemable noncontrolling interest	7,767	9,916		+2,149

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	880,214	880,214	－
Additional paid-in capital	1,289,719	1,290,992		+1,273
Retained earnings	2,768,856	2,997,579		+228,723
Accumulated other comprehensive income	(580,980)	(612,648)		-31,668
Treasury stock, at cost	(232,503)	(225,287)		+7,216
	4,125,306	4,330,850		+205,544

Noncontrolling interests	664,229	661,054		-3,175
Total equity	4,789,535	4,991,904		+202,369
Total liabilities and equity	¥23,039,343	¥23,626,356	¥	+587,013

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended June 30
	2019	2020	Change
Sales and operating revenue:
Net sales	¥1,558,646	¥1,504,870		¥-53,776
Financial services revenue	334,820	444,916		+110,096
Other operating revenue	32,258	19,133		-13,125
	1,925,724	1,968,919		+43,195

Costs and expenses:
Cost of sales	1,061,038	1,052,673		-8,365
Selling, general and administrative	350,167	301,166		-49,001
Financial services expenses	288,493	397,659		+109,166
Other operating income, net	(3,557)	(11,248)		-7,691
	1,696,141	1,740,250		+44,109

Equity in net income (loss) of affiliated companies	1,342	(274)		-1,616

Operating income	230,925	228,395		-2,530

Other income:
Interest and dividends	5,805	2,836		-2,969
Gain on equity securities, net	323	96,900		+96,577
Other	1,119	1,273		+154
	7,247	101,009		+93,762

Other expenses:
Interest expenses	4,880	1,805		-3,075
Foreign exchange loss, net	1,696	5,054		+3,358
Other	578	2,626		+2,048
	7,154	9,485		+2,331

Income before income taxes	231,018	319,919		+88,901

Income taxes	65,012	72,878		+7,866

Net income	166,006	247,041		+81,035

Less - Net income attributable to noncontrolling interests	13,884	13,790		-94

Net income attributable to Sony Corporation’s
stockholders	¥152,122	¥233,251	¥	+81,129

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥121.78	¥191.09	¥	+69.31
— Diluted	119.22	186.94		+67.72

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended June 30
	2019	2020	Change

Net income	¥166,006	¥247,041	¥	+81,035

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	26,301	(32,111)		-58,412
Unrealized gains (losses) on derivative instruments	764	(260)		-1,024
Pension liability adjustment	2,914	566		-2,348
Foreign currency translation adjustments	(42,698)	(11,483)		+31,215
Debt valuation adjustments	–	(1,650)		-1,650

Total comprehensive income	153,287	202,103		+48,816

Less - Comprehensive income attributable
to noncontrolling interests	22,622	520		-22,102

Comprehensive income attributable
to Sony Corporation’s stockholders	¥130,665	¥201,583	¥	+70,918

Consolidated Statements of Cash Flows
	(Millions of yen)
	Three months ended June 30
	2019	2020
Cash flows from operating activities:
Net income	¥166,006	¥247,041
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	93,412	90,101
Amortization of film costs	56,546	56,858
Accrual for pension and severance costs, less payments	5	355
Other operating income, net	(3,557)	(11,248)
Gain on securities investments, net (other than financial services business)	(329)	(96,891)
Gain on marketable securities and securities investments held in the financial
services business, net	(9,172)	(154,558)
Deferred income taxes	(1,352)	26,114
Equity in net loss of affiliated companies, net of dividends	1,196	3,518
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(85,901)	19,100
Increase in inventories	(51,976)	(26,318)
Increase in film costs	(91,680)	(20,747)
Increase in notes and accounts payable, trade	55,807	10,513
Increase in accrued income and other taxes	6,836	15,501
Increase in future insurance policy benefits and other	138,925	255,401
Increase in deferred insurance acquisition costs	(22,185)	(22,269)
Increase in marketable securities held in the life insurance business	(59,080)	(46,580)
Increase in other current assets	(39,226)	(25,561)
Decrease in other current liabilities	(205,943)	(173,983)
Other	50,845	(20,162)
Net cash provided by (used in) operating activities	(823)	126,185

Cash flows from investing activities:
Payments for purchases of fixed assets	(78,264)	(132,868)
Proceeds from sales of fixed assets	7,409	3,945
Payments for investments and advances by financial services business	(302,434)	(416,809)
Payments for investments and advances
(other than financial services business)	(22,969)	(47,958)
Proceeds from sales or return of investments and collections of advances
by financial services business	72,375	99,782
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	303	12,680
Proceeds from sales of businesses	–	1,313
Other	427	4,642
Net cash used in investing activities	(323,153)	(475,273)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,775	44,214
Payments of long-term debt	(114,297)	(25,615)
Increase in short-term borrowings, net	198,835	164,911
Increase in deposits from customers in the financial services business, net	57,354	146,465
Dividends paid	(25,035)	(30,094)
Payments for purchase of treasury stock	(25,354)	(29)
Other	(10,622)	(9,600)
Net cash provided by financing activities	86,656	290,252

Effect of exchange rate changes on cash and cash equivalents, including restricted	(23,451)	(6,517)

Net decrease in cash and cash equivalents, including restricted	(260,771)	(65,353)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the period	1,213,042	1,449,942

Less - restricted cash and cash equivalents, included in other current assets and	2,535	1,328
other assets
Cash and cash equivalents at end of the period	¥1,210,507	¥1,448,614

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue	2019	2020	Change

Game & Network Services
Customers	¥441,750	¥599,049	¥	+157,299
Intersegment	15,711	7,060		-8,651
Total	457,461	606,109		+148,648

Music
Customers	200,038	173,735		-26,303
Intersegment	2,215	3,380		+1,165
Total	202,253	177,115		-25,138

Pictures
Customers	185,759	174,441		-11,318
Intersegment	329	648		+319
Total	186,088	175,089		-10,999

Electronics Products & Solutions
Customers	480,656	327,393		-153,263
Intersegment	3,259	4,453		+1,194
Total	483,915	331,846		-152,069

Imaging & Sensing Solutions
Customers	211,175	198,371		-12,804
Intersegment	19,503	7,815		-11,688
Total	230,678	206,186		-24,492

Financial Services
Customers	334,820	444,916		+110,096
Intersegment	2,115	1,844		-271
Total	336,935	446,760		+109,825

All Other
Customers	60,632	46,097		-14,535
Intersegment	8,959	7,998		-961
Total	69,591	54,095		-15,496

Corporate and elimination	(41,197)	(28,281)		+12,916
Consolidated total	¥1,925,724	¥1,968,919	¥	+43,195

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the
Electronics Products & Solutions (“EP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended June 30
Operating income (loss)	2019	2020	Change

Game & Network Services	¥73,804	¥124,037	¥	+50,233
Music	38,277	34,892		-3,385
Pictures	376	24,742		+24,366
Electronics Products & Solutions	25,066	(9,121)		-34,187
Imaging & Sensing Solutions	49,528	25,426		-24,102
Financial Services	46,105	47,203		+1,098
All Other	(2,602)	3,532		+6,134
Total	230,554	250,711		+20,157

Corporate and elimination	371	(22,316)		-22,687
Consolidated total	¥230,925	¥228,395		¥-2,530

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	(Millions of yen)
	Three months ended June 30
Sales and operating revenue (to external customers)	2019	2020	Change

Game & Network Services
Digital Software and Add-on Content	¥215,964	¥394,637	¥	+178,673
Network Services	83,606	93,295		+9,689
Hardware and Others	142,180	111,117		-31,063
Total	441,750	599,049		+157,299

Music
Recorded Music – Streaming	66,482	68,900		+2,418
Recorded Music – Others	45,480	29,186		-16,294
Music Publishing	39,290	31,096		-8,194
Visual Media and Platform	48,786	44,553		-4,233
Total	200,038	173,735		-26,303

Pictures
Motion Pictures	80,870	65,077		-15,793
Television Productions	46,486	64,303		+17,817
Media Networks	58,403	45,061		-13,342
Total	185,759	174,441		-11,318

Electronics Products & Solutions
Televisions	147,761	106,568		-41,193
Audio and Video	78,743	47,081		-31,662
Still and Video Cameras	100,254	46,405		-53,849
Mobile Communications	100,550	94,229		-6,321
Other	53,348	33,110		-20,238
Total	480,656	327,393		-153,263

Imaging & Sensing Solutions	211,175	198,371		-12,804

Financial Services	334,820	444,916		+110,096

All Other	60,632	46,097		-14,535

Corporate	10,894	4,917		-5,977
Consolidated total	¥1,925,724	¥1,968,919	¥	+43,195

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income of Mobile Communications for the first quarter of the fiscal years ended March 31, 2020 and 2021 was 1,039 million yen and 11,036 million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

	(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated
	March 31	June 30	March 31	June 30	March 31	June 30
	2020	2020	2020	2020	2020	2020
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥559,770	¥962,318	¥888,844	¥1,512,357	¥1,448,614
Marketable securities	1,847,772	2,105,977	–	–	1,847,772	2,105,977
Notes and accounts receivable, trade and contract assets	10,532	13,053	999,976	979,756	1,002,920	979,369
Inventories	–	–	589,969	588,797	589,969	588,797
Other receivables	73,117	61,098	115,100	118,584	188,106	179,568
Prepaid expenses and other current assets	181,247	202,134	413,496	406,870	594,021	608,271
Total current assets	2,662,707	2,942,032	3,080,859	2,982,851	5,735,145	5,910,596

Film costs	–	–	427,336	417,646	427,336	417,646

Investments and advances	12,457,977	12,697,326	351,936	519,122	12,734,132	13,141,057

Investments in Financial Services, at cost	–	–	153,968	153,968	–	–

Property, plant and equipment	18,247	18,243	890,640	907,933	908,644	925,920

Other assets:
Right-of-use assets	58,897	58,414	333,753	325,224	392,610	383,606
Intangibles, net	49,871	48,492	856,439	854,083	906,310	902,575
Goodwill	10,834	10,834	773,054	772,619	783,888	783,453
Deferred insurance acquisition costs	600,901	617,899	–	–	600,901	617,899
Deferred income taxes	10,365	6,260	200,021	196,631	210,372	202,880
Other	38,949	35,863	305,028	308,834	340,005	340,724
	769,817	777,762	2,468,295	2,457,391	3,234,086	3,231,137
Total assets	¥15,908,748	¥16,435,363	¥7,373,034	¥7,438,911	¥23,039,343	¥23,626,356

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥758,737	¥933,153	¥81,246	¥72,777	¥839,983	¥1,005,930
Short-term operating lease liabilities	9,363	9,407	59,595	62,881	68,942	72,275
Notes and accounts payable, trade	–	–	380,810	391,223	380,810	391,223
Accounts payable, other and accrued expenses	40,457	30,314	1,591,072	1,432,082	1,630,197	1,461,252
Accrued income and other taxes	22,825	10,871	123,171	137,337	145,996	148,208
Deposits from customers in the banking business	2,440,783	2,558,346	–	–	2,440,783	2,558,346
Other	226,455	228,491	514,368	477,518	733,732	692,863
Total current liabilities	3,498,620	3,770,582	2,750,262	2,573,818	6,240,443	6,330,097

Long-term debt	240,143	260,874	398,793	397,240	634,966	654,145
Long-term operating lease liabilities	41,192	39,875	273,668	264,791	314,836	304,647
Accrued pension and severance costs	34,211	34,270	290,444	286,169	324,655	320,439
Deferred income taxes	391,883	375,961	173,022	195,613	549,538	556,206
Future insurance policy benefits and other	6,246,047	6,331,757	–	–	6,246,047	6,331,757
Policyholders’ account in the life insurance business	3,642,271	3,843,393	–	–	3,642,271	3,843,393
Other	21,843	20,451	289,574	285,167	289,285	283,852
Total liabilities	14,116,210	14,677,163	4,175,763	4,002,798	18,242,041	18,624,536

Redeemable noncontrolling interest	–	–	7,767	9,916	7,767	9,916

Equity:
Stockholders’ equity of Financial Services	1,790,333	1,755,921	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	3,159,071	3,386,984	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	4,125,306	4,330,850
Noncontrolling interests	2,205	2,279	30,433	39,213	664,229	661,054
Total equity	1,792,538	1,758,200	3,189,504	3,426,197	4,789,535	4,991,904

Total liabilities and equity	¥15,908,748	¥16,435,363	¥7,373,034	¥7,438,911	¥23,039,343	¥23,626,356

Condensed Statements of Income

	(Millions of yen)
	Three months ended June 30

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020

Financial services revenue	¥336,935	¥446,760	¥–	¥–	¥334,820	¥444,916
Net sales and operating revenue	–	–	1,592,343	1,525,480	1,590,904	1,524,003
	336,935	446,760	1,592,343	1,525,480	1,925,724	1,968,919

Cost of sales	–	–	1,063,869	1,055,315	1,061,038	1,052,673
Selling, general and administrative	–	–	348,777	300,012	350,167	301,166
Financial services expenses	290,606	399,503	–	–	288,493	397,659
Other operating (income) expense, net	36	54	(3,593)	(11,302)	(3,557)	(11,248)
	290,642	399,557	1,409,053	1,344,025	1,696,141	1,740,250

Equity in net income (loss) of affiliated companies	(188)	–	1,530	(274)	1,342	(274)

Operating income	46,105	47,203	184,820	181,181	230,925	228,395

Other income (expenses), net	(46)	(20)	17,830	111,359	93	91,524

Income before income taxes	46,059	47,183	202,650	292,540	231,018	319,919

Income taxes	13,982	13,187	51,030	59,695	65,012	72,878

Net income	32,077	33,996	151,620	232,845	166,006	247,041

Less - Net income attributable to noncontrolling interests	86	75	2,624	1,864	13,884	13,790

Net income of Financial Services	¥31,991	¥33,921	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥148,996	¥230,981	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥152,122	¥233,251

Condensed Statements of Cash Flows

			(Millions of yen)
	Three months ended June 30

	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020
Cash flows from operating activities:
Net income (loss)	¥32,077	¥33,996	¥151,620	¥232,845	¥166,006	¥247,041
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	22,151	8,853	71,261	81,248	93,412	90,101
Amortization of film costs	–	–	56,546	56,858	56,546	56,858
Other operating (income) expense, net	36	54	(3,593)	(11,302)	(3,557)	(11,248)
(Gain) loss on marketable securities and
securities investments, net	(9,172)	(154,558)	(329)	(96,891)	(9,501)	(251,449)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade
and contract assets	(298)	(2,521)	(84,822)	15,769	(85,901)	19,100
(Increase) decrease in inventories	–	–	(51,976)	(26,318)	(51,976)	(26,318)
(Increase) decrease in film costs	–	–	(91,680)	(20,747)	(91,680)	(20,747)
Increase (decrease) in notes and accounts
payable, trade	–	–	55,807	10,513	55,807	10,513
Increase (decrease) in future insurance policy
benefits and other	138,925	255,401	–	–	138,925	255,401
(Increase) decrease in deferred insurance
acquisition costs	(22,185)	(22,269)	–	–	(22,185)	(22,269)
(Increase) decrease in marketable securities held
in the life insurance business	(59,080)	(46,580)	–	–	(59,080)	(46,580)
Other	(891)	(50,957)	(187,856)	(117,329)	(187,639)	(174,218)
Net cash provided by (used in) operating activities	101,563	21,419	(85,022)	124,646	(823)	126,185

Cash flows from investing activities:
Payments for purchases of fixed assets	(5,388)	(4,922)	(72,875)	(128,010)	(78,264)	(132,868)
Payments for investments and advances	(302,434)	(416,809)	(22,969)	(47,958)	(325,403)	(464,767)
Proceeds from sales or return of investments and
collections of advances	72,375	99,782	303	12,680	72,678	112,462
Other	22	46	7,814	9,854	7,836	9,900
Net cash provided by (used in) investing activities	(235,425)	(321,903)	(87,727)	(153,434)	(323,153)	(475,273)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	200,622	194,206	(109,983)	(10,697)	90,313	183,510
Increase (decrease) in deposits from customers, net	57,354	146,465	–	–	57,354	146,465
Dividends paid	(27,189)	(30,453)	(25,035)	(30,095)	(25,035)	(30,094)
Other	(1)	(3)	(26,477)	1,013	(35,976)	(9,629)
Net cash provided by (used in) financing activities	230,786	310,215	(161,495)	(39,779)	86,656	290,252

Effect of exchange rate changes on cash and cash equivalents	–	–	(23,451)	(6,517)	(23,451)	(6,517)

Net increase (decrease) in cash and cash equivalents,
including restricted	96,924	9,731	(357,695)	(75,084)	(260,771)	(65,353)
Cash and cash equivalents, including restricted,
at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295
Cash and cash equivalents, including restricted,
at end of the period	606,519	559,770	606,523	890,172	1,213,042	1,449,942
Less - restricted cash and cash equivalents,
included in other current assets and other assets	–	–	2,535	1,328	2,535	1,328
Cash and cash equivalents at end of the period	¥606,519	¥559,770	¥603,988	¥888,844	¥1,210,507	¥1,448,614

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Measurement of credit losses on financial instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued  Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments.  The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses.  This ASU was effective for Sony as of April 1, 2020.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials
In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights.  In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service.  In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level.  This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis.  Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	–	–	–	1,028,793
Allowance for credit losses *	(25,873)	(280)	–	(280)	(26,153)
Inventories	589,969	–	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	–	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	–	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	–	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	–	780	12,526,990
Allowance for credit losses	–	(6,341)	–	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	–	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	–	45	210,417
Other	340,005	(721)	–	(721)	339,284
Total other assets	3,234,086	(676)	–	(676)	3,233,410
Total assets	23,039,343	(6,559)	–	(6,559)	23,032,784

LIABILITIES
Deferred income taxes	549,538	(1,504)	–	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	–	(1,504)	18,240,537
EQUITY
Sony Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	–	(3,669)	2,765,187
Total Sony Corporation’s stockholders’ equity	4,125,306	(3,669)	–	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	–	(1,386)	662,843
Total equity	4,789,535	(5,055)	–	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	–	(6,559)	23,032,784
* Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated  balance sheets.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of June 30, 2020, Sony had 1,402 consolidated subsidiaries (including variable interest entities) and 141 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation’s stockholders	2019	2020
— Basic	1,249,160	1,220,629
— Diluted	1,276,014	1,247,718

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2019 and 2020 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and Internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2019 have been made to conform to the presentation for the three months ended June 30, 2020.

(Subsequent events)
Tender Offer for Common Shares and Stock Acquisition Rights of Sony Financial Holdings Inc.
Sony Corporation resolved, at the meeting of its Board of Directors held on May 19, 2020, to offer to acquire the common shares of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, not held by Sony Corporation and the related stock acquisition rights through a tender offer (“Tender Offer”), with the aim of making SFH a wholly-owned subsidiary of Sony Corporation, and Sony Corporation undertook the Tender Offer from May 20, 2020 through July 13, 2020. Because the aggregate number of shares (including shares subject to stock acquisition rights) tendered through the Tender Offer (the “Tendered Share Certificates, Etc.”) was equal to or greater than the minimum number of shares to be purchased through the Tender Offer, all of the Tendered Share Certificates, Etc. have been purchased by Sony Corporation. In order to procure the funds necessary to acquire the target shares and the related stock acquisition rights for the Tender Offer, Sony Corporation borrowed 322.5 billion yen from a Japanese private bank.
As a result of the Tender Offer, Sony Corporation has commenced the procedures pursuant to the provisions of Article 179 of the Companies Act of Japan, for the mandatory purchase of all of SFH’s remaining common shares not held by Sony Corporation.

<Overview of Tender Offer>
1. Shares and Stock Acquisition Rights to be purchased: Common shares (excluding SFH’s common shares owned by Sony Corporation and the treasury shares owned by SFH) and the related stock acquisition rights
2. Period: From May 20, 2020 through July 13, 2020
3. Price: 2,600 yen per common share
259,900 yen per unit of stock acquisition right
4. Number of Shares purchased (including the number of shares subject to stock acquisition rights): 123,655,138 shares
5. Percentage of Ownership of Share Certificates, Etc. After Purchase, Etc.: 93.46%

Borrowing Funds for Acquisition of EMI Music Publishing
In July 2020, in order to enhance liquidity, Sony Corporation executed an approximate 2 billion U.S. dollar bank loan from a group of lenders with eight- to ten-year maturity terms in connection with Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P., which owns EMI Music Publishing, in November 2018.  This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies.  Approximately 60%, or 1.2 billion U.S. dollars, is from the JBIC Facility and borrowed in U.S. dollars and approximately 40%, or 86 billion yen (approximately 0.8 billion U.S. dollars), is from Japanese private banks and borrowed in yen.

Setting of parameters for repurchase of shares of its own common stock
Sony Corporation approved on August 4, 2020 by resolution of the Board of Directors the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act and Sony Corporation’s Articles of Incorporation:
1. Total number of shares for repurchase: 20 million shares (maximum)
2. Total purchase price for repurchase of shares: 100 billion yen (maximum)
3. Period of repurchase: August 5, 2020 to March 31, 2021

Current View Regarding the Impact on the Business from the Spread of the Coronavirus Disease 2019 (“COVID-19”)

Conditions at Sony’s Manufacturing Plants Resulting from the Spread of COVID-19
Sony has a total of six in-house manufacturing plants located in China and Malaysia.  Although these plants were shut down for a period of time between January and April 2020, they have since resumed operations and are currently operating at the levels they were before the spread of the virus.  Sony shut down its manufacturing plant in the U.K. (Wales) from March 26, 2020 in accordance with a mandate from the local government. From March 31, 2020, Sony has resumed its U.K. manufacturing operations after receiving approval from local authorities, and operations are returning to the level they were before the spread of the virus.  Business has been impacted by factors such as restrictions on the movement of people across national borders, making it difficult for Sony to send engineers to manufacturing hubs such as China and countries in Southeast Asia for the purpose of helping with new product launches or giving instructions on manufacturing.

Game & Network Services (G&NS)
Although production of PlayStation®4 hardware was slightly impacted due to issues in the component supply chain, these issues have now been addressed.  Sales of game software that is downloaded from the network, as well as PlayStation®Plus (“PS Plus”) and PlayStationTMNow subscriber numbers, have significantly increased.  Regarding the launch of PlayStation®5 (“PS5™”), although factors such as constraints due to employees working from home and restrictions on international travel remain, necessary measures are being taken and preparations are underway with the launch of the console scheduled for the 2020 holiday season.  At this time, no major problems have arisen in the game software development pipeline for Sony’s own first-party studios or its partners’ studios.

Music
Around the world, the release of new music is being delayed primarily due to some artists being unable to record songs and music videos.  The impact on profitability from the delays in new music is limited at this time in the U.S. and other countries where the proportion of music that is streamed is high.  However, in countries like Japan where the proportion of music that is streamed is relatively low, CDs and other packaged media sales are decreasing due to restrictions on going outside.  Ticket and merchandising revenues are also decreasing, as concerts and other events are being postponed and cancelled in Japan and other areas.  Due to a global reduction in advertising spending, revenue from advertising-supported streaming services and revenue from the licensing of music in TV commercials is decreasing.  Additionally, delays in the production of motion pictures and TV shows are causing a decline in music licensing revenue.

Pictures
Although some movie theaters are reopening around the world, a large number are still closed or must limit the number of patrons, leading to box office revenue being impacted.  For this reason, Sony generally has not been able to release its already completed films in theaters.  Due to restrictions on people’s movement, the production schedules of new motion pictures and television shows by Sony are significantly delayed around the world, especially in the U.S.  As a result, in Motion Pictures, theatrical revenues and revenues generated after theatrical release, including home entertainment and television licensing sales, are expected to decrease.  On the other hand, digital rental and sell-through revenues for films which Sony released theatrically prior to the spread of COVID-19 have been strong.  In Television Productions, revenues are beginning to be impacted by delays in the delivery of shows to TV networks and digital distribution services.  Due to a global reduction in advertising spending, advertising revenue in Media Networks is decreasing significantly, especially in India.

Electronics Products & Solutions (EP&S)
The four major in-house and outsourcing manufacturing sites for Sony’s TV business, as well as the factories owned by Sony in China and Thailand that make digital cameras and smartphones, are currently operating as usual.  Retail sales have decreased significantly due to the closure of retail stores globally, the impact of which is continuing to affect markets like Asia and Latin America.  Conversely, in Japan, Europe, North America and China, retail stores are gradually reopening.  In addition, although sales and profit from digital cameras were significantly impacted by a substantial slowdown in demand around the world, this business is beginning to show signs of recovery, albeit at a relatively slower pace compared to other product categories.

Imaging & Sensing Solutions (I&SS)
There has been no major impact on Sony’s manufacturing plants in Japan, which are operating as usual.  Sony also understands that factory operations and supply chains at most of its major mobile customers, to whom it sells its image sensors, have been recovering.  On the other hand, image sensor sales are decreasing primarily due to a slowdown in the smartphone market, which is the final outlet for Sony’s products, and a change in the overall composition of sales in that market resulting from a shift from high-end to mid-range and moderately priced models.

Financial Services
All in-person sales activity of the Lifeplanner® sales employees at Sony Life Insurance Co., Ltd. (“Sony Life”) was temporarily suspended pursuant to the announcement of a state of emergency by the Japanese government, which began in April 2020.  After the state of emergency was fully lifted on May 25, 2020, Sony Life resumed these sales activities from June 1, 2020, and is also expanding its remote consulting services.  Despite a gradual recovery, acquisitions of new insurance policies have decreased compared to the previous fiscal year, and the segment is being impacted by an increase in various expenses including compensation for sales employees.  It is possible that fluctuations in the financial market could impact the financial results of this segment going forward.

Financial results for the three months ended June 30, 2020 are disclosed in the Presentation, Speech Transcript, Quarterly Securities Report (to be furnished on August 11, 2020) and other materials, all of which are available at Sony’s homepage: https://www.sony.net/SonyInfo/IR/.

Outlook for the Fiscal Year Ending March 31, 2021

The forecast for consolidated results for the fiscal year ending March 31, 2021 is as follows:

	(Billions of yen)
	March 31, 2020 Results	March 31, 2021 August Forecast	Change from March 31, 2020 Results
Sales and operating revenue	¥8,259.9	8,300.0	+40.1	+0.5%
Operating income	845.5	620.0	-225.5	-26.7%
Income before income taxes	799.5	685.0	-114.5	-14.3%
Net income attributable to Sony Corporation’s stockholders	582.2	510.0	-72.2	-12.4%

	(Billions of yen)
For all segments excluding the Financial Services segment *	March 31, 2020 Results	March 31, 2021 August Forecast	Change from March 31, 2020 Results
Net cash provided by operating activities	¥762.9	550.0	-212.9	-27.9%
* Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with U.S. GAAP.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-6 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates for the fiscal year ending March 31, 2021 are the following:

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2020	Assumed foreign currency exchange rates for the nine months ending March 31, 2021
1 U.S. dollar	108.7 yen	approximately 107 yen
1 Euro	120.8 yen	approximately 120 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2021 are expected to be essentially flat year-on-year due to expected increases in sales in the Game & Network Services (“G&NS”) and Financial Services segments, substantially offset by decreases in sales in the Pictures, Electronics Products & Solutions, Imaging & Sensing Solutions (“I&SS”) and Music segments.

Consolidated operating income is expected to decrease significantly year-on-year due to expected decreases in operating income in I&SS and all other segments, with the exception of the Financial Services and G&NS segments, where operating income is expected to increase.  Restructuring charges are expected to be approximately 25 billion yen in the fiscal year ending March 31, 2021, essentially flat year-on-year.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Income before income taxes is expected to decrease due to the impact of the above-mentioned decrease in consolidated operating income, partially offset by an expected increase in other income primarily resulting from the recording of unrealized gains on securities.

Net income attributable to Sony Corporation’s stockholders is expected to decrease due to the impact of the above-mentioned expected decrease in income before income taxes, partially offset by an expected reduction in tax expense and a decrease in net income attributable to non-controlling interests as a result of Sony Financial Holdings Inc. (“SFH”) becoming a wholly-owned subsidiary.

The above forecast includes an expected increase in net income attributable to Sony Corporation’s stockholders that is based on the assumption that SFH will become a wholly-owned subsidiary of Sony Corporation as of September 2, 2020.  Please also refer to the Note “Tender Offer for Common Shares and Stock Acquisition Rights of Sony Financial Holdings Inc.” on page F-11.

As of March 31, 2020, Sony had an approximately 270 billion yen valuation allowance recorded against its Japan national net deferred tax assets that are attributable to Sony Corporation and its national tax filing group in Japan.  Because Sony’s Japan businesses are gradually recovering profitability despite the unfavorable impact from the spread of COVID-19, and because additional profit is expected in the national tax filing group in Japan due to making SFH a wholly-owned subsidiary during the second quarter of the fiscal year ending March 31, 2021, it is reasonably possible that a significant portion of this valuation allowance could be reversed in the near future.  The potential reduction in income taxes that may result from such reversal has not been included in the above forecast as Sony continues to monitor the possibility of such reversal.

The forecast for each business segment for the fiscal year ending March 31, 2021 is as follows:

(Billions of yen)	(Billions of yen)
	March 31, 2020 Results	March 31, 2021 August Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,977.6	¥2,500
Operating income	238.4	240
Music
Sales and operating revenue	849.9	790
Operating income	142.3	130
Pictures
Sales and operating revenue	1,011.9	760
Operating income	68.2	41
Electronics Products & Solutions (EP&S)
Sales and operating revenue	1,991.3	1,870
Operating income	87.3	60
Imaging & Sensing Solutions (I&SS)
Sales and operating revenue	1,070.6	1,000
Operating income	235.6	130
Financial Services
Financial services revenue	1,307.7	1,400
Operating income	129.6	142
All Other, Corporate and elimination
Operating loss	(55.9)	(123)
Consolidated
Sales and operating revenue	8,259.9	8,300
Operating income	845.5	620

Game & Network Services (G&NS)
Sales are expected to increase significantly year-on-year mainly due to an expected significant increase in sales of game software and hardware as a result of the launch of PS5.  Operating income is expected to be essentially flat year-on-year primarily due to the above-mentioned expected significant increase in game software sales and PS Plus sales, substantially offset by an expected increase in selling, general and administrative expenses related to the introduction of PS5 and an expected increase in the cost of sales ratio for hardware.

Music
Sales are expected to decrease year-on-year primarily due to the impact of COVID-19, partially offset by an expected increase in revenues from paid subscription streaming services.  This is mainly due to an expected decrease in sales of physical media in Recorded Music, the expected impact of the postponement and cancellation of live events in Visual Media and Platform, and an expected decrease in music licensing revenues in Music Publishing.  Operating income is expected to decrease year-on-year primarily due to the impact of the above-mentioned expected decrease in sales, partially offset by the recording of a 6.5 billion yen gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. during the three months ended June 30, 2020.

Pictures
Sales are expected to decrease significantly year-on-year across all categories mainly due to a decrease in the number of theatrical releases resulting from the impact of theater closures as a result of COVID-19.  In addition, the prior fiscal year also benefited from the strong performances of several major theatrical releases.  Operating income is expected to decrease significantly due to the decrease in sales, partially offset by an expected decrease in marketing costs resulting from the above-mentioned decrease in the number of theatrical releases.

Electronics Products & Solutions (EP&S)
Sales are expected to decrease mainly due to a decrease in sales in the first quarter, resulting from COVID-19, as well as the impact of foreign exchange rates.  Operating income is expected to decrease significantly year-on-year primarily due to the above-mentioned decrease in sales as well as the negative impact of foreign exchange rates, partially offset by significant reductions in operating costs, including cost reductions resulting from restructuring initiatives undertaken prior to the start of the fiscal year ending March 31, 2021 in Mobile Communications.

Imaging & Sensing Solutions (I&SS)
Sales are expected to decrease primarily due to a decrease in sales of image sensors mainly resulting from a deterioration of the product mix of image sensors for mobile products and a decrease in unit sales of image sensors for digital cameras, primarily resulting from the impact of COVID-19.  Operating income is expected to decrease significantly year-on-year primarily due to the impact of the above-mentioned decrease in sales, and an expected increase in research and development expenses as well as in depreciation and amortization expenses.

Financial Services
Financial services revenue is expected to increase due to an increase in net gains on investments in the separate account, as well as an improvement in valuation gains and losses on securities at Sony Bank Inc. (“Sony Bank”), partially offset by a decrease in premiums from single premium insurance.  Operating income is expected to increase year-on-year primarily due to an improvement in valuation gains and losses on securities at Sony Bank, partially offset by expenses for various provisions related to COVID-19.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast for each segment is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing LLC and EMI Music Publishing Ltd., which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank.  The results discussed in the Financial Services segment differ from the results that SFH discloses separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.